14041575

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-17230 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladenburg Thalmann & Co Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi (305) 572-4163
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA DELAREZA
Notary Public - State of Florida
My Comm. Expires Nov 27, 2015
Commission # EE 148431

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

# LADENBURG THALMANN & CO. INC.

(a wholly owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Ladenburg Thalmann & Co. Inc.
New York, NewYork

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Ladenburg Thalmann & Co. Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2014

**LADENBURG THALMANN & CO. INC.**

**Statement of Financial Condition**
(dollars in thousands, except for share and per share data)
**December 31, 2013**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 833 |
| Securities owned, at fair value | 2,541 |
| Due from clearing broker | 18,885 |
| Due from other broker-dealers | 2,126 |
| Accounts receivable, net | 913 |
| Due from affiliates, net | 1,782 |
| Furniture, equipment and leasehold improvements, net | 2,046 |
| Restricted assets | 350 |
| Intangible assets, net of accumulated amortization of $982 | 396 |
| Goodwill | 301 |
| Other assets | 3,303 |
| | $ 33,476 |
| **LIABILITIES** | |
| Securities sold, but not yet purchased, at fair value | $ 37 |
| Accrued compensation | 5,478 |
| Accrued expenses and other liabilities | 5,162 |
| Deferred rent | 1,552 |
| | 12,229 |
| **SHAREHOLDER'S EQUITY** | |
| Common stock, $.01 par value; 1,000 shares authorized; 560 shares issued and outstanding | |
| Capital in excess of par value | 69,085 |
| Accumulated deficit | (47,838) |
| | 21,247 |
| | $ 33,476 |

*See notes to statement of financial condition*

**Notes to Statement of Financial Condition**
(dollars in thousands, except for share and per share data)
**December 31, 2013**

## NOTE A - DESCRIPTION OF BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MSRB").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE MKT under the symbol LTS.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

### [2] Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

### [3] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

### [4] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### [4] Goodwill: (continued)

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step quantitative impairment test. The Company's qualitative assessment indicated that there was no impairment of goodwill in 2013.

There was no change to the carrying amount of goodwill during 2013.

### [5] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

## NOTE C - SECURITIES

Securities owned and securities sold, but not yet purchased are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

(dollars in thousands, except for share and per share data)

NOTE C - SECURITIES (CONTINUED)

Securities are carried at fair value and classified as follows:

| | Fair Value | Level 1 | Level 2 |
|---|---|---|---|
| **Securities Owned:** | | | |
| Certificates of deposit | $ 24 | $ 24 | |
| Debt securities | 1,352 | | $ 1,352 |
| Common stock | 631 | 441 | 190 |
| Warrants | 534 | | 534 |
| Total | $ 2,541 | $ 465 | $ 2,076 |

| | Fair Value | Level 1 | Level 2 |
|---|---|---|---|
| **Securities Sold, But Not Yet Purchased:** | | | |
| Debt securities | $ 30 | $ 0 | $ 30 |
| Common Stock | 7 | 3 | 4 |
| | $ 37 | $ 3 | $ 34 |

Debt securities are valued based on recently executed transactions, market price quotations, and pricing models that factor in, where applicable, interest rates and bond default risk spreads.

Warrants are carried at a discount to fair value as determined by using the Black-Scholes option-pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2 securities.

As of December 31, 2013, approximately $1,952 of securities owned was deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At December 31, 2013, the Company had net capital of approximately $12,573, which exceeded its minimum capital requirement of $250 by $12,323.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

(dollars in thousands, except for share and per share data)

## NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at December 31, 2013 were as follows:

| | |
|---|---|
| Computer equipment | $ 1,005 |
| Furniture and fixtures | 400 |
| Leasehold improvements | 1,973 |
| Other | 245 |
| Total cost | 3,623 |
| Less accumulated depreciation and amortization | (1,577) |
| | $ 2,046 |

## NOTE F - INTANGIBLE ASSETS

Acquired intangible assets, all of which are being amortized, consists of the following at December 31, 2013:

| | Estimated Life in Years | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|---|
| Customer accounts | 6-10 | $ 1,378 | $ 982 | $ 396 |

## NOTE G - COMMITMENTS AND CONTINGENCIES

**[1] Operating leases:**

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2018. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is a sublessor to third parties for a portion of its office space. The subleases expire at various periods through 2015. Minimum lease payments, net of lease abatement and exclusive of escalation charges and sublease rentals are as follows:

| Year Ending December 31, | Lease Commitments | Sublease Rentals | Net |
|---|---|---|---|
| 2014 | $ 6,612 | $ 4,818 | $ 1,794 |
| 2015 | 4,214 | 2,012 | 2,202 |
| 2016 | 2,095 | | 2,095 |
| 2017 | 1,329 | | 1,329 |
| 2018 | 107 | | 107 |
| Thereafter | 7,104 | | 7,104 |
| | $ 21,461 | $ 6,830 | $ 14,631 |

Deferred rent of approximately $1,552 at December 31, 2013 represents lease incentives related to the value of improvements financed by the landlord together with the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives), and rent payable on a cash basis.

(dollars in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

**[2] Litigation and regulatory matters:**

In December 2011, a purported class action suit was filed in the U.S. District Court for the Western District of Washington against HQ Sustainable Maritime Industries, Inc. ("HQS"), various individuals, as well as the Company and another broker-dealer as underwriters for 2009 and 2010 offerings of HQS common stock. The complaint alleged, among other things, that the registration statements for the offerings contained untrue statements of material fact and omitted facts necessary to make the statements not misleading, and that the Company is liable under Sections 11 and 12(a)(2) of the Securities Act. On September 28, 2012, the parties entered into a proposed settlement of all claims, which includes no payment by the Company. On March 21, 2013, the court issued an Order and Final Judgment approving the settlement.

In December 2011, a purported class action suit was filed in the U.S. District Court for the Southern District of Florida against FriendFinder Networks, Inc. ("FriendFinder"), various individuals, as well as the Company and another broker-dealer as underwriters for the May 11, 2011 initial public offering of FriendFinder common stock. After the court issued an order granting defendants' motion to dismiss, the plaintiffs filed a second amended complaint on June 20, 2013. The second amended complaint alleges, among other things, that the registration statement for the initial public offering contained untrue statements of material fact and omitted facts necessary to make the statements not misleading, and that the Company is liable under Sections 11 and 12(a)(2) of the Securities Act, and seeks unspecified damages. In September 2013 FriendFinder filed for bankruptcy reorganization under Chapter 11, and emerged from bankruptcy in December 2013. The defendants have filed motions to dismiss the second amended complaint which are currently pending. The Company believes that the claims are without merit and intends to vigorously defend against them.

In November 2012, Financial West Investment Group, Inc. ("Financial West") filed an arbitration claim against the Company, its co-Chief Executive Officers, and an employee, for purported raiding of Financial West's bond trading department in October 2012. The claim sought, among other things, over $1 million in compensatory damages and punitive damages. On August 9, 2013, the parties entered into a settlement agreement resolving all claims. The amount paid by the Company in settlement was not material.

In December 2012, a purported class action suit was filed in Superior Court of California for San Mateo County against Worldwide Energy & Manufacturing, Inc. ("WEMU"), several individuals, as well as the Company as placement agent, concerning private placements of WEMU securities in January and February 2010. The complaint alleges, among other things, that the securities purchase agreement for the private placements contained misstatements of material fact and omitted facts necessary to make the statements not misleading, and that the Company is liable under California Corporations Code § 25504. The complaint seeks unspecified damages. On January 27, 2014, the parties entered into a memorandum of understanding that, once memorialized in a settlement agreement and if approved by the court, will resolve all claims in the complaint. The amount to be paid by the Company in settlement is $1,325,000 which has been accrued at December 31, 2013.

In August 2013 a former customer of the Company filed a lawsuit in South Carolina state court alleging that a former employee of the Company converted the customer's funds through wire transfers in 2005 and that the Company failed to supervise the former employee. The complaint seeks, among other things, $500,000 in compensatory damages. An amended complaint was filed in December 2013 following the former customer's death. Pursuant to the parties' agreement, the case will be re-filed in arbitration. The Company believes that the claims are without merit and intends to vigorously defend against them.

(dollars in thousands, except for share and per share data)

**NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)**

**[2] Litigation and regulatory matters: (continued)**

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. At December 31, 2013, the Company believes no such liability is required with respect to other litigation and arbitration proceedings. With respect to other pending matters, including the litigation referred to in the preceding paragraphs, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

**NOTE H - INCOME TAXES**

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2013, the Company had net deferred tax assets of approximately $7,000, which are primarily attributable to net operating loss carryforwards, stock based compensation and accruals which are not currently deductible. A valuation allowance has been established to offset such amount, as the Company has concluded that it is more likely than not that the tax benefits will not be realized.

At December 31, 2013, the Company's share of the net operating loss carryforwards, which expire in various years from 2028 through 2032, are approximately $13,000 of which approximately $5,000 of windfall tax benefits attributable to exercise of non-qualified stock-options and premature disposition of qualified stock options by employees would be recorded in additional paid-in capital when realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2013.

Effective December 31, 2012, the Company changed its tax year from September 30 to December 31, and tax years 2010 through 2013 remain open to examination for most taxing authorities.

**NOTE I - BENEFIT PLANS**

The Company has a 401(k) retirement plan (the "401(k) Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum. The 401(k) Plan also allows the Company to make matching and/or discretionary contributions.

(dollars in thousands, except for share and per share data)

## NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company primarily clears its transactions through another securities broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2013, there were no amounts to be indemnified to the clearing broker for customer accounts.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk such as securities sold, but not yet purchased. At December 31, 2013, the Company sold securities that they do not own and would therefore be obligated to purchase such securities at a future date. These obligations have been recorded in the statement of financial condition at the market value of the related securities and the Company will incur a loss if the market value of the securities increases subsequent to December 31, 2013.

At December 31, 2013, the amount due from clearing broker reflected in the statement of financial condition is due from one clearing broker, a large financial institution.

The Company maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

## NOTE K - STOCK COMPENSATION PLANS

The Company is a participant in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Option Plan") and the 2009 Incentive Compensation Plan (the "2009 Option Plan") that provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants, at its discretion.

The option plans each provide for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Option Plan and May 27, 2009 under the 1999 Option Plan and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee, who at the time of the grant, possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder").

The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock on the date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2013, LTS had 6,351,480 options available to grant under the 2009 Option Plan and 1,189,654 non-qualified options available to grant under the 1999 Option Plan.

**Notes to Statement of Financial Condition**
(dollars in thousands, except for share and per share data)
**December 31, 2013**

**NOTE K - STOCK COMPENSATION PLANS (CONTINUED)**

Stock option activity related to options granted by LTS to the Company's employees under the 1999 Option Plan and related information for the year ended December 31, 2013 is provided below:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| **Outstanding at December 31, 2012** | 4,947,467 | $ 1.44 | | |
| Forfeited or expired during 2013 | (45,000) | 1.07 | | |
| Exercised during 2013 | (227,567) | 1.35 | | |
| **Outstanding at December 31, 2013** | 4,674,900 | 1.45 | 4.30 | $ 7,877 |
| **Vested or expected to vest** | 4,669,590 | 1.45 | 4.30 | 7,874 |
| **Options exercisable, December 31, 2013** | 4,054,900 | 1.37 | 3.84 | 7,168 |

Stock option activity related to options granted by LTS to the Company's employees under the 2009 Option Plan and related information for the year ended December 31, 2013 was as follows:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| **Outstanding at December 31, 2012** | 1,872,499 | $ 1.33 | | |
| Granted during 2013 | 175,000 | 1.40 | | |
| Forfeited or expired during 2013 | (100,000) | 1.20 | | |
| Exercised during 2013 | (40,000) | .77 | | |
| **Outstanding at December 31, 2013** | 1,907,499 | 1.36 | 7.30 | $ 3,382 |
| **Vested or expected to vest** | 1,895,603 | 1.36 | 7.30 | 3,364 |
| **Options exercisable, December 31, 2013** | 937,499 | 1.22 | 6.90 | 1,788 |

(dollars in thousands, except for share and per share data)

**NOTE K - STOCK COMPENSATION PLANS (CONTINUED)**

A summary of the status of options granted outside the 1999 and 2009 Option Plans at December 31, 2013, all of which are vested and excercisable, are presented below:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2012 | 1,475,000 | $ 1.05 | | |
| Exercised during 2013 | (50,000) | 1.05 | | |
| Outstanding at December 31, 2013 | 1,425,000 | 1.05 | 2.70 | $ 2,964 |

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2013, 69,764 shares of LTS' common stock were issued to employees of the Company under the Plan, at prices ranging from $1.57 to $2.97 per share, for an aggregate purchase price of approximately $125.

**NOTE L - RELATED PARTY TRANSACTIONS**

The Company is leasing space from an affiliated entity on a month-to-month basis.

The Company has a service agreement with LTS.

During May 2013, the Company borrowed $8,000 from LTS pursuant to a temporary subordinated agreement which it repaid in June 2013 with interest at the rate of 11% per annum.